

September 24, 2010

Mr. Alex Waldemar Zornig
Chief Financial Officer
Tele Norte Leste Participações S.A.
Rua Humberto de Campos
425/8 ˚ andar-Leblon
22430-190 Rio de Janeiro, RJ, Brazil

Re: **Tele Norte Leste Participações S.A.**
          Form 20-F for Fiscal Year Ended December 31, 2009
          Filed July 1, 2010
          File No. 1-14487

Dear Mr. Zornig:

      We have reviewed your filing and have the following comments. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2009

Item 5. Operating and Financial Review and Prospects, page 82

Derivatives, page 89

1. It appears that, as of January 1, 2009, you have changed your accounting policy for recording investments in financial instruments, including derivatives, under Brazilian GAAP. Tell us how this change affected your reconciliation of net income from Brazilian to US GAAP on page F-147.

Consolidated statements of cash flow, page F-8

2. We note that you reported a cash outflow of R$(3,596) million related to your acquisition of shares of Brasil Telecom Holding and Brasil Telecom. Tell us why this amount differs from your disclosure on page F-127, which states that the total purchase price of the non-controlling interest was R$2,656 million. In addition, tell us your basis for classifying this transaction as a financing activity for US GAAP reporting.

Notes to the Consolidated Statements of Cash Flows, page F-9

3. Tell us why the information presented on page F-9 does not appear consistent with the table appearing on page F-17. Tell us what each of these tables is intended to illustrate.

Note 2 – Presentation of the financial statements and consolidation principles, page F-23

Consolidation principles, page F-24

4. We note your disclosure that you consolidate your exclusive investment funds. Tell us the nature of these funds and clarify how you account for the funds for US GAAP reporting purposes. Tell us where you classify the changes in fair value of these investments in your US GAAP financial statements.

Note 17 – Investments, page F-49

5. Tell us the reason for the decline in the amount of investments measured at cost and how you accounted for this decline.

Note 18 – Property, plant and equipment, page F-50

6. Disclose the effect of the change in useful life of property, plant and equipment of the assets of Brasil Telecom as of October 1, 2009 in your management's discussion and analysis.

Note 21 – Loans and financing, page F-56

(e) Covenants, page F-61

7. We note that you were not in compliance with your debt service coverage ratio under your agreement with The Japan Bank of International Cooperation (JBIC) and you believe it is probable that you will not comply with this covenant on June 30, 2010. Tell us the amount of debt subject to cross-default and cross-acceleration clauses and explain for us in more detail why you believe that you are not required to classify this debt as a current liability for US GAAP reporting, consistent with your classification of the JBIC debt at December 31, 2009.

Note 26 – Provisions for contingencies, page F-67

(d) Probable contingencies (consolidated), page F-69

8. We note your disclosure that BrT recorded provisions for contingencies related to financial participation agreements of R$1,153 million in the first half of 2009. You state that the provision was then increased by $2,325 million during the year 2009. However, the total provision related to these claims amounted to a total of R$2,665 million at December 31, 2009. In addition, we note on page F-68 that you recorded a net addition to the provision for civil contingencies of R$1,793 million during the year ended December 31, 2009. Furthermore, you state on page F-17 that the fair value of the contingencies was increased by R$1,084 million. Please provide a reconciliation of all of these amounts and clarify what caused the reduction in the provision at December 31, 2009.

In addition, tell us how you considered these contingencies under US GAAP in accounting for your purchase of Brasil Telecom. In this regard, tell us whether the provision for contingencies of R$3,790 million disclosed on page F-125 includes these amounts and your basis for your accounting treatment. Please provide us with more detail regarding the composition of the provision for contingencies for US GAAP.

Note 34 – Summary of the difference between Brazilian GAAP and US GAAP, page F-120

(a) Business combinations, page F-120

9. You state that the amortization of goodwill for Brazilian GAAP ceased as of January 1, 2009. In light of this change, explain for us the nature of the adjustment on page F-147 relating to the reversal of goodwill amortization under Brazilian GAAP for 2009.

Acquisition of TNCP (Amazonia), page F-122

10. Explain for us in more detail your basis for reclassifying the amount originally recorded as goodwill to regulatory licenses and tell us where you have reflected the amortization of this asset in your US GAAP reconciliation on page F-147.

Acquisition of BrT, page F-123

11. We note your disclosure on page F-124 that the reconciliation adjustment as of the acquisition date reflects the purchase price allocation in the fair value of property, plant and equipment of $7,305 million. Clarify how this amount is reflected in your table on page F-126, which shows a reconciling adjustment related to the fair value of property, plant and equipment of R$5,486 million. Similarly, clarify the apparent inconsistency between the disclosure on page F-124 and page F-126 regarding the reconciling adjustment related to the fair value of intangible assets.

12. Tell us how you determined the amount of the adjustment for the fair value of acquired contingent liabilities as of January 8, 2009 and December 31, 2009. Please reconcile these amounts with the provision for contingencies of $3,790 million disclosed in the purchase price allocation on page F-125. Also, tell us how you presented judicial deposits associated with these provisions in the purchase price allocation. In addition, tell us the nature of the adjustment of R$1,611 million described on page F-147 as "Reversal of provision for contingencies related purchase of control on BrTP."

13. We note your disclosure on page F-125 that you paid R$5,371 million of cash for the acquisition of Brasil Telecom. This amount appears inconsistent with the amount of R$4,434 million disclosed on page F-9 and the amounts disclosed in the table on page F-17. Please clarify these apparent inconsistencies.

14. We note that the fair value of the non-controlling interests of R$7,758 million changed from the amount previously disclosed of R$8,544 million. Tell us the reason for this revision.

(b) Subsidies on postpaid mobile handsets, page F-129

15. We note your disclosure on page 111 regarding your change in accounting policy under Brazilian GAAP regarding handset subsidies. Tell us the effect of this change on your US GAAP reconciliation for the year ended December 31, 2009 and disclose this change in policy in the notes to your financial statements.

Note 35 – Net income reconciliation of the differences between Brazilian GAAP and US GAAP, page F-147

16. Tell us how you calculated the US GAAP net income attributable to non-controlling shareholders and the US GAAP shareholders' equity attributable to non-controlling shareholders appearing on page F-148.

Note 36 – Shareholders' equity reconciliation of differences between Brazilian GAAP and US GAAP, page F-148

US GAAP supplementary information, page F-150

17. We note your table regarding the effects of changes in TNL's ownership interest in its subsidiaries BrT and BrT Part's equity. Tell us the purpose of this disclosure and clarify where these amounts appear in your US GAAP financial statements.

        Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director